

August 2, 2012

<u>Via E-mail</u>
Thomas L. Schilling
Chief Financial Officer
Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

> **Re:** **Lender Processing Services, Inc**.
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the quarterly period ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 001-34005**

Dear Mr. Schilling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Critical Accounting Policies, page 20

Goodwill and Other Intangible Assets, page 21

1.   We note your disclosure on page 13 and 49 that your fiscal year 2011 annual assessment of the recoverability of goodwill indicated the estimated fair value of all of your reporting units were in excess of the carrying value of those reporting units. To the extent any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if

impaired, could materially impact your results or total shareholders' equity, please
identify and provide the following disclosures for each such reporting unit:

- the percentage by which fair value exceeds carrying value;
- the amount of goodwill allocated to the reporting unit;
- a description of the material assumptions that drive estimated fair value;
- a discussion of any uncertainties associated with each key assumption; and,
- a discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please advise us of that fact and disclose that determination in future filings. Refer to Item 303 of Regulation S-K.

Notes to Consolidated Financial Statements, page 45

(9) Goodwill, page 60

2.   Please explain to us how you determined your four reporting units for purposes of your goodwill impairment tests. In your response, please identify any components, the extent that any components have been aggregated and the basis for such aggregation.

3.   We note the businesses to be disposed of were not integrated into their respective segments following their original acquisition and you performed a two-step test to evaluate the goodwill of the to-be-disposed-of businesses. If these businesses were not included in one of your four reporting units in the current and/or prior periods, please explain how your goodwill impairment testing complies with FASB ASC 350-20-35. Further, please tell us if you have any other businesses that have not been integrated into your segments.

Form 10-Q for the quarterly period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements, page 8

(1) Basis of Presentation, page 8

4.   Please tell us and disclose which operating segment components were realigned and clarify the certain 2012 organizational realignments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief